UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus Nanchang, Jiangxi, China 330096 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Entry into a Material Definitive Agreement.

ARC Group International Equity Purchase Agreement

On December 17, 2025, Ruanyun Edai Technology Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into an equity purchase agreement (the “Purchase Agreement”) with ARC Group International Ltd. (“ARC”), the parent of ARC Group Securities, a FINRA registered broker/dealer. Under the terms of the Purchase Agreement, ARC has committed to purchase, from time to time at the Company’s discretion, up to $100,000,000 of the Company’s ordinary shares, par value $0.0002 per share (the “Ordinary Shares”), over a 36-month period (the “Facility”).

Under the Facility, the Company, in its sole discretion and subject to the terms and conditions of the Purchase Agreement, may direct ARC to purchase registered Ordinary Shares at a purchase price equal to a specified discount to the prevailing volume-weighted average price during an agreed pricing period, the discount being between 0.0% and 5.0%. ARC may not purchase shares under the Facility that would result in its beneficial ownership exceeding 4.99% of the Company’s then-outstanding Ordinary Shares and is prohibited from short selling or hedging transactions involving the Company’s securities.

As consideration for ARC’s commitment under the Facility, the Company issued to ARC 1,200,000 Ordinary Shares (the “Commitment Shares”) at a deemed price of $1.10 per share. The Company is required to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) registering the resale of shares issuable under the Facility, and no sales of such shares to ARC may occur unless and until the applicable registration statement is declared effective by the SEC. The Company is not obligated to make any sales under the Facility. As a result of the issuance of the Commitment Shares, ARC now owns 3.49 % of the issued and outstanding Ordinary Shares of the Company.

The foregoing description of the Purchase Agreement is a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

In connection with the setting up of the Purchase Agreement, the Company issued a press release on December [18], 2025, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein in its entirety.

 Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Equity Purchase Agreement, dated December 17, 2025, by and between Ruanyun Edai Technology Inc. and ARC Group International Ltd.
99.1	Press Release, dated December [18], 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025

RUANYUN EDAI TECHNOLOGY INC.

By:	/s/ Yan Fu
Name: Yan Fu
Title: Director and Chief Executive Officer